04035143

Writer's Direct Dial Number:
301-230-5208
croberts@srgpe.com

May 26, 2004

SUPPL

RECEIVED
2004 JUN -8 A 8:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

May 26, 2004	Stock Exchange Announcement re Notice of Results Webcast
May 26, 2004	Press Release -- Preliminary Statement 2004
May 26, 2004	Stock Exchange Announcement re Final Results – Part I
May 26, 2004	Stock Exchange Announcement re Final Results – Part II

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

dlw 7/1

Enclosures
cc: Carmelina Carfora, Company Secretary (w/o enc.)
18031915-35.doc
T:060704

RCS-Electrocomponents Notice of Results Webcast

RNS Number:0814Z
Electrocomponents PLC
26 May 2004

Electrocomponents PLC
====================

Preliminary Results webcast.

The webcast of the Preliminary Results presentation will be available from 10:00hrs (UK time) today Wednesday 26 May 2004.

This will be available on the Electrocomponents plc website:
www.electrocomponents.com

An archived version of the webcast will be available this afternoon.

The Preliminary Results announcement will be issued through RNS, The Company News service for the London Stock Exchange at 07:00 hrs (UK time) on Wednesday 26 May 2004.

END
NRAQKPKDFBKDOPB

Preliminary Statement 2004

26/05/2004

Electrocomponents plc, the major international high service distributor of electronic, electrical, industrial and commercial supplies, today announces its results for the year ended 31 March 2004.

The highlights are as follows:

Sales	£759.3m	up	2.1%
Before amortisation of goodwill			
Operating profit	£108.3m	up	6.1%
Profit before tax	£106.9m	up	5.9%
Earnings per share	17.5p	up	6.1%
After amortisation of goodwill			
Operating profit	£98.1m	up	8.0%
Profit before tax	£96.7m	up	7.9%
Earnings per share	15.1p	up	8.6%
Dividend per share	18.2p	up	7.1%
Free cash flow	£83.0m	up	21.7%
Net debt	£34.5m	better by	£12.4m

Mr Bob Lawson, Chairman, commented:

For much of the year trading has been tough but the Group has returned to growth and has continued to invest in its businesses. The Enterprise Business System (EBS) was implemented successfully in France, South Asia and Australasia. We continued to develop our e-Commerce functionality leading to good growth and proven incremental sales. We increased investment in sales activities and marketing to drive higher sales. In the second half of the year, market conditions improved and our sales, profit and cash flow performance benefited. Sales growth rose towards the end of the year, most notably in North America and the UK, and the Group exited the year growing at about 5%.

The encouraging trends of the second half have continued since the year end, supported by the improved market confidence reflected by the Purchasing Managers Indices. Nevertheless continued caution remains appropriate.

We remain firmly committed to the successful execution of our strategy and generating the high returns for shareholders that will result.

Bob Lawson
26 May 2004

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann / Andy Berry	Flagship Consulting Ltd	0207 886 8440

* Available to 17:00 on 26 May, thereafter 01865 204000.

The results and presentation to analysts with accompanying audiocast are published on the corporate website at www.electrocomponents.com.

Click here to view the full release in PDF format.

Click here to download Adobe Acrobat Reader.

RNS Number:0815Z
Electrocomponents PLC
26 May 2004

Embargoed to 7:00am, Wednesday 26 May 2004

PRELIMINARY STATEMENT

Electrocomponents plc, the major international high service distributor of electronic, electrical, industrial and commercial supplies, today announces its results for the year ended 31 March 2004.

The highlights are as follows:

Sales	£759.3m	up	2.1%
Before amortisation of goodwill			
Operating profit	£108.3m	up	6.1%
Profit before tax	£106.9m	up	5.9%
Earnings per share	17.5p	up	6.1%
After amortisation of goodwill			
Operating profit	£98.1m	up	8.0%
Profit before tax	£96.7m	up	7.9%
Earnings per share	15.1p	up	8.6%
Dividend per share	18.2p	up	7.1%
Free cash flow	£83.0m	up	21.7%
Net debt	£34.5m	better by	£12.4m

Mr Bob Lawson, Chairman, commented:

For much of the year trading has been tough but the Group has returned to growth and has continued to invest in its businesses. The Enterprise Business System (EBS) was implemented successfully in France, South Asia and Australasia. We continued to develop our e-Commerce functionality leading to good growth and proven incremental sales. We increased investment in sales activities and marketing to drive higher sales. In the second half of the year, market conditions improved and our sales, profit and cash flow performance benefited. Sales growth rose towards the end of the year, most notably in North America and the UK, and the Group exited the year growing at about 5%.

The encouraging trends of the second half have continued since the year end, supported by the improved market confidence reflected by the Purchasing Managers Indices. Nevertheless continued caution remains appropriate.

We remain firmly committed to the successful execution of our strategy and generating the high returns for shareholders that will result.

Bob Lawson

26 May 2004

Enquiries:

Bob Lawson, Chairman	Electrocomponents plc	0207 567 8000*
Ian Mason, Chief Executive	Electrocomponents plc	0207 567 8000*
Jeff Hewitt, Deputy Chairman / Finance Director	Electrocomponents plc	0207 567 8000*
Diana Soltmann / Andy Berry	Flagship Consulting Ltd	0207 886 8440

* Available to 17:00 on 26 May, thereafter 01865 204000.

The results and presentation to analysts with accompanying audiocast are published on the corporate website at www.electrocomponents.com.

CHAIRMAN'S STATEMENT ON THE PRELIMINARY RESULTS

FOR THE YEAR ENDED 31 MARCH 2004

For much of the year trading has been tough but the Group has returned to growth and has continued to invest in its businesses. The Enterprise Business System (EBS) was implemented successfully in France, South Asia and Australasia. We continued to develop our e-Commerce functionality leading to good growth and proven incremental sales. We increased investment in sales activities and marketing to drive higher sales. In the second half of the year, market conditions improved and our sales, profit and cash flow performance benefited. Sales growth rose towards the end of the year, most notably in North America and the UK, and the Group exited the year growing at about 5%.

DIVIDEND

The Board recommends that the final dividend be increased by 7.2% to 12.6p, giving 18.2p for the year, a 7.1% annual increase.

Though the reported earnings per share (before amortisation of goodwill) of 17.5p do not fully cover the recommended total dividend, dividend growth this year is underpinned by the cash generation of our businesses and is covered by free cash flow. The Board's dividend decisions continue to be based on such considerations, together with its assessment of the Group's medium term growth opportunities which, we believe, will increase the dividend cover over time.

BUSINESS REVIEW

UK

RS UK	2004	2003
Sales (by destination)	£348.2m	£353.7m
Like-for-like sales decline	(0.8%)	(6.7%)
Sales (by origin)	£361.0m	£366.9m
Like-for-like sales decline	(0.9%)	(6.5%)

Contribution	£117.8m	£119.1m
Contribution %	32.6%	32.5%

RS UK sales in the year declined by 0.9% (like-for-like: adjusted for trading days and the prior year withdrawal of the specialised activity serving the telecommunications sector) to £361.0m. This reflected the continued erosion of customers in the manufacturing sector, only partly offset by growth in the service sectors. The rate of decline improved through the year, being 1.6% in the first half and 0.2% in the second half, and the business exited the year growing at a rate approaching 3%.

Customer numbers increased by 1.8% following the increased spend on sales and marketing during the year. It takes time to build customer loyalty so increases in customer acquisition rates will reduce the overall average order frequency for a period of time. Our challenge is to build the ordering frequency of acquired customers as quickly as possible.

A new marketing programme has been developed, to better communicate the value RS brings to customers together with a new tag line: Do great things. The programme has initially been developed in the UK following extensive market research and involvement of creative agencies. The launch towards the end of the year involved a large scale integrated campaign including adverts in the national and trade press, on billboards and a PR campaign to find Britain's 'Heroes at Work' in 2004. Initial customer reaction has been positive. This programme will be rolled out to other markets over the next few years.

We have continued to make progress in attracting customers from outside our traditional manufacturing sectors. Based on our analysis of these customers, we believe they have the same propensity to buy from our offer as customers in manufacturing, as reflected by their similar average order values. The market potential is large in all sectors.

The investment in a larger sales force (50% increase) will allow more time for customer acquisition and development in smaller territories. Around half of all territories have achieved year on year growth. As expected, growth has been highest in the areas where the sales presence has been most established.

Trade counters opened in South Wales and Aberdeen last year have performed well and the network now consists of 15 trade counters. These provide face-to-face contact with customers, immediate service and they also support differentiated services such as the successful Managed Stock Replenishment (MSR) programme. MSR involves our management of the customer's inventory requirements at the customer's site, supported by local stock in the trade counters.

e-Commerce has continued to grow strongly, rising year on year by 38%. e-Commerce now accounts for around 20% of sales, up from 15% at the end of last year. An indication of the Group's great success in this area was the e-Business Strategy of the Year Award for 2003 at the prestigious National Business Awards. This complemented other awards for our multichannel approach and catalogue activities.

The review of the structure of the offer of 130,000 products has continued and has already demonstrated that more focused product ranges can increase overall sales by making it easier for customers to make their choice.

Exports from the UK to third party distributors and direct to overseas customers were slightly lower than last year, depressed by the war in Iraq and the strength of Sterling against the US Dollar.

Despite lower overall sales, the UK contribution margin improved slightly to 32.6%, notwithstanding the increased investments in sales and marketing. Not only is our RS UK business highly profitable, it also remains highly cash generative and is now back in growth.

Rest of Europe

RS Rest of Europe	2004	2003
Sales	£241.1m	£224.3m
Adjusted sales growth	(1.4%)	1.5%
Contribution	£51.0m	£44.1m
Contribution %	21.2%	19.7%

Rest of Europe sales declined by 1.4% (adjusted for trading days and at constant exchange rates) to £241.1m but the reported growth in Sterling was 7.5%, reflecting the stronger Euro. Trading conditions that were not easy throughout the year were made more difficult by disruptive third party strikes and the hot summer, with prolonged business shutdowns in the first half. The rate of decline slowed in the second half and by the end of the year the region was in growth. The region had flat customer numbers year on year and the number of products offered to the market was similar to last year.

e-Commerce sales continued to rise quickly in every market. Overall, e-Commerce sales were 15% of the total (up from 10% last year). In March, they accounted for nearly 18% of sales (up from 12% last year).

The Enterprise Business System was implemented in France in June 2003. The implementation was successful though some teething problems had an impact on customer service, which constrained sales during the second half, and led to some additional costs. Normal service levels have now been restored and these are expected to further improve in the future. Lessons have been learned from this first implementation and will be deployed in future rollouts across Europe. Our next rollout will be in Germany later in 2004/05.

Sales by Radiospares in France showed a slight decline, partly due to the disruption associated with the systems implementation. Following the experience gained in Italy, France reduced its catalogue to one issue per year but increased its circulation and also issued more 'specialogues.'

In Germany, the new warehouse at Bad Hersfeld was operational for the full year and is working well. Sales grew throughout the year at a rate that increased as the year progressed. The business has strengthened its sales force and broadened its customer base to support further growth.

In Italy, there was a sales decline in the first half reflecting the difficult economic conditions and the very hot summer. We continued to develop our customer base in more attractive sectors and sales exited the year in growth.

The smaller businesses had varying results. Spain continued its strong growth, Ireland and Benelux increased their growth rates while Austria continued to grow. Scandinavia suffered a slight decline.

The contribution margin increased to 21.2% from 19.7%. In 2002/03, the contribution was after the £1.5m cost of the move to the new warehouse in Germany, whilst in 2003/04 there has been the disruption of the EBS

implementation in France with a similar profit impact.

We remain confident of the growth potential of this region and that it will continue to be an important component of the successful execution of the Group's strategy.

North America

Allied North America	2004	2003
Sales	£102.8m	£103.4m
Adjusted sales growth	9.7%	(0.4%)
Contribution	£13.3m	£14.4m
Contribution %	12.9%	13.9%

Having experienced a lengthy and deep electronics recession, Allied is now starting to benefit from the continuing investments made in its sales, marketing and customer service activities. Sales in Allied grew by 9.7% (adjusted to constant exchange rates) although the weakness of the US Dollar resulted in a reported decline in Sterling of 0.6%. Allied grew by 4.2% in the first half before accelerating to 15.2% in the second half of the year, with an exit rate of around 20%.

e-Commerce in Allied is under review and we believe that there are significant opportunities for improvement.

Allied has an extensive national branch network of about 60 offices. Allied has rolled out its 'Customer First' programme during the year to increase sales effectiveness and this has had a positive impact. The initiative included: targets for customer numbers and gross margins; local sales initiatives; training; and an improved structure of commissions. It was also supported by increased marketing programmes to build more awareness of the Allied offer.

In the October 2003 edition, the catalogue format and content were improved to make the catalogue more user-friendly and customers responded well. The catalogue production system was also improved to make the content management process more effective. The combination of the new catalogue and the sales activities helped drive the second half sales growth.

Allied has worked increasingly closely with both existing suppliers and new ones to broaden its product offer in certain areas and to provide deeper ranges in others. The recent buoyancy of demand is leading to some lengthening of lead times but Allied's strong supplier relationships should stand it in good stead.

The contribution margin fell to 12.9% from 13.9% last year. In the first half, the contribution margin was 11.3% but this improved with the stronger sales in the second half of the year to 14.5%. The gross margin fell by about 2 percentage points, mainly in the first half, due to the growth of 'not in catalogue' sales, the introduction of higher ticket price products at lower gross margins and the greater emphasis on price negotiation in the order taking process. The gross margin stabilised in the second half at about 38% and is expected to improve as the experience from Europe in improving gross margin is applied.

Japan

RS Japan	2004	2003
Sales	£14.4m	£11.3m
Adjusted sales growth	28.4%	31.6%
Contribution	£0.0m	(£3.3m)

Sales grew by 28.4% (adjusted for trading days and at constant exchange rates) to £14.4m with a second half growth rate of 27.4%. The Japanese market environment was weak for much of the year, but targeted actions in marketing and e-Commerce generated the good growth. Customer numbers grew by 13%.

e-Commerce is becoming the most important way to market in Japan. Sales through e-Commerce are now 43% of total sales, up from 35% at the end of last year and grew by 59% over last year.

The business broke even for the year at the contribution level, in line with the original plan, following its first monthly break even in September 2003. A successful and profitable business has been established: we are confident that RS Japan will grow to be a major contributor to the Group.

Rest of World

RS Rest of World	2004	2003
Sales	£40.0m	£37.8m
Adjusted sales growth	2.8%	5.7%
Contribution	£4.0m	£2.4m
Contribution %	10.0%	6.3%

Sales in Rest of World grew by 2.8% (adjusted for trading days and at constant exchange rates). There were many negative external pressures, including the SARS epidemic in Asia, that made for a difficult trading environment during the year. China was the exception, with very high economic and manufacturing output growth rates.

Sales in China, including Hong Kong, grew by 9.4% (adjusted). During the year, the Same Day Offer (SDO) project was developed in the Shanghai area. The key customer benefit is that we can now despatch the product on the day the customer makes the order. This allows delivery the next day or soon after. This has required considerable preparation and the co-operation of customs and VAT officials and bankers. The SDO procedures were tested thoroughly from August 2003 and demonstrated good customer reaction and high sales growth. The full launch in the Shanghai area took place in April 2004 and rollout to other regions in China is being considered for later in 2004/05. The SDO project has been supported by additional marketing expenditure and stock. Enhanced e-Commerce capability was also successfully introduced into China.

During the year, however, sales in China have been constrained by the continued tightness of import regulations, particularly product safety compliance restrictions (Compulsory Product Certification System) and the more rigorous application of the Metrology Law (in which products that measure have to be calibrated in China). We work continually with our suppliers to meet these regulations and will not sell products that do not conform, but this compliance takes time. Our operations in China broke even in the year, though the further

development of the SDO project may require some additional investment.

Elsewhere in Asia, sales in the Philippines and Malaysia both grew though our sales in Singapore declined reflecting the difficult local conditions. Sales in Australasia continued to grow well and profitability continued to be good.

The Enterprise Business System was implemented in Singapore, the Philippines, Malaysia and Australasia during the year. As expected, there were some minor initial problems but these have now been overcome.

Sales in South Africa declined, partly due to the impact of foreign exchange fluctuations.

e-Commerce

e-Commerce sales were about 15% of total Group sales for the year (up from 11% last year) and exited the year at around 17% (13% at the end of last year). Sales were £114.8m, a growth of 43%. Our leadership is reflected by this growth and in the various industry awards won during the year.

The continuation of the strong sales growth and the demonstrated incremental sales means that the additional gross profit from e-Commerce more than covered the ongoing development and marketing costs. Development costs of about £5m were similar to 2002/03.

The advanced e-Commerce capabilities developed in Europe were rolled out successfully across Asia during the year where they produced a step change in e-Commerce sales. The website was also introduced to our third party distributors so that we now serve a total of 66 countries.

The website continued to be the primary way that our customers access our e-Commerce capability. We have improved the search functionality within the website so increasing the 'browse-to-order' conversion rates.

The PurchasingManagerTM application was developed further by adding more functionality and is now used by 800 customer accounts in 10 countries. PurchasingManagerTM is a powerful tool in acquiring new customers in new accounts and increasing penetration of existing accounts. The combination of online control and lower transaction costs is a major customer benefit.

Our e-Procurement 'punch-out' capability was also in strong demand in certain markets.

The website, PurchasingManagerTM and e-Procurement services are the powerful combination that generates our leadership in e-Commerce. Our focus is on driving the sales opportunities arising from this leadership.

GROUPWIDE PROCESSES REVIEW

	2004	2003
Total cost	£77.8m	£74.6m
Cost as a % of sales	10.2%	10.0%

The Groupwide Processes support our global network of operating companies. They ensure that the Group has the infrastructure and expertise to provide the consistently good service demanded by our customers.

The total cost of Processes in the year was £77.8m, up 4.3% from last year.

After adjusting for EBS costs, the costs of withdrawing from an activity last year and pension charge increases, Process costs declined to 9.0% of sales from 9.2% last year.

Information Systems

The combination of numerous customers and small average order values creates a very large number of transactions that must be managed accurately and quickly. This is achieved through very reliable information systems. Information Systems, including the costs of the EBS projects, accounted for just under half of total Process costs.

The EBS projects are now well into the implementation phase. These projects are wide ranging and involve our enterprise, customer contact, sales force, product information, stock management, warehouse operation and e-Commerce activities. The projects drive a higher level of standardisation and effectiveness in our operational procedures and this requires significant change management. EBS was implemented in South Asia in March 2003 followed by France in June 2003 and Australasia in October 2003. Future rollouts are currently planned for Germany in late 2004/05 and the UK in 2005/06. The system will subsequently be rolled out to the other European countries and China.

Around £51m has been spent on the projects to date, over 80% of the estimated total capital expenditure. The total spend has increased since last year based on our experiences to date.

In 2003/04, the revenue cost, including depreciation charge, of the EBS projects was £8.6m, up £4.1m from 2002/03. Our current view is that the depreciation charge will peak at about £9m per year by 2006/07, which is approximately £5m higher than in 2003/04.

EBS will provide wide-ranging benefits. The most immediate will be the removal of the maintenance costs of the legacy systems. Secondly, the availability of regional information on detailed product demand will allow more effective management of stock levels, improvement in stock turn and more robust customer service. The new capabilities will support extra services to customers and drive significant internal operating efficiencies. We remain confident that the cost of the investment will be more than covered by the benefits.

Supply Chain

The role of Supply Chain is to ensure that whenever orders are placed by customers the required products can be shipped the same day. The priority is high customer service, but efficient management of stock and product movement costs are also important. High levels of customer service were maintained during the year, although there was some disruption following the EBS implementations.

The stock turn improvement to 2.7x from 2.6x was achieved through a number of initiatives. In the UK, there was a major upgrade of our forecasting and stock replenishment systems, whilst new systems were also implemented in Japan and (as part of EBS) Singapore and Australia. We continue to work closely with our suppliers to improve their ability to deliver to us on time and in the form that we require. Stock investments have been made to support projects, most notably in Shanghai where over £1m of additional stock was put in place to support the launch of the SDO.

The rollouts of EBS to Germany and the UK will be supported by additional stock over the period of the rollout to ensure that we maintain customer service. Our current view is that around £20m of additional stock will be built up in 2004/05 and will be maintained for part of 2005/06.

Product Management

The total number of products on sale through RS and Allied worldwide is approximately 300,000. Product Management has to ensure that the product selection for each market matches customer requirements. Range effectiveness is a continued focus, to ensure that the product offer in each category is credible and comprehensive.

Supplier relationships are increasingly important and many more joint activities have been developed. Our suppliers recognise that we can be an important part of their sales and marketing efforts. In the light of new regulations suppliers are becoming more aware of the damage that can be done to their brands unless they maintain tight controls. We continue to invest considerable time and resources in making sure we understand all of the evolving compliance requirements in the markets we serve, so that we can support our customers and suppliers. In Europe, the Restriction of Hazardous Substances Directive, which will take effect in July 2006, is already starting to have an impact on the demand for electronic components. Similar regulations apply in other markets.

Media Publishing

The Media Publishing Process manages and delivers all the major media for the Group: catalogues, 'specialogues', CD-ROMs and websites.

An area of significant change has been the catalogue frequency. Following customer research, Italy moved to an annual catalogue in 2002/03, accompanied by increased investment in direct marketing activity such as 'specialogues' and France followed suit in 2003/04.

We continue to invest heavily to develop more effective customer media. During the year, the catalogue was extensively redesigned to ensure the indices and the layout facilitate more easy location of products. The CD in the UK has been upgraded and now mirrors the layout on the website. This new form CD will be rolled out to other markets. A large exercise was undertaken to develop the quality and quantity of our product data and information, which will support future media developments.

An increasingly efficient desktop publishing team now enables the internal production of highly effective market communications, ranging from 'fliers' to ' specialogues'. Most critically, 'time to market' has been dramatically reduced and, by sharing across more than one market where appropriate, the unit costs are also reducing.

Group Facilities

The warehouses in Germany, Italy, Japan and Spain that were developed during the last two years are all operating efficiently. The Group is now in a position where there is sufficient static and dynamic capacity to last for a number of years and no substantial investments are foreseen. Upgrading has continued to take place, for example, there has been investment in our UK sites to enhance the security and workflow procedures.

FINANCIAL REVIEW

Turnover and profit

Group	2004	2003

Turnover	£759.3m	£743.7m
Operating profit*	£108.3m	£102.1m
Operating profit	£98.1m	£90.8m
Interest	(£1.4m)	(£1.2m)
Profit before tax*	£106.9m	£100.9m
Profit before tax	£96.7m	£89.6m
Earnings per share*	17.5p	16.5p
Earnings per share	15.1p	13.9p
Dividend per share	18.2p	17.0p

Key statistics	2004	2003
Gross margin %	53.8%	52.7%
Operating return on sales %*	14.3%	13.7%
Effective tax rate %*	29.0%	29.0%
PBT on net assets*	30.9%	26.0%

Growth %	2004	2003
Turnover	2.1%	(2.1%)
Operating profit*	6.1%	(6.1%)
Profit before tax*	5.9%	(4.4%)
Earnings per share*	6.1%	(4.6%)
Dividend per share	7.1%	6.9%

*Before amortisation of goodwill

Group turnover increased by 2.1% (reported) to £759.3m. Before goodwill amortisation, operating profit rose 6.1% to £108.3m, profit before tax rose 5.9% to £106.9m and earnings per share increased 6.1% to 17.5p. After goodwill amortisation, earnings per share rose 8.6% to 15.1p.

Exchange rate movements had a notable impact on Group turnover and profit in the year, with the strengthening Euro overcoming the impact of the weakening US Dollar. At constant exchange rates, the sales increase would have been £9.7m less and the operating profit increase £2.3m less. After adjusting for exchange rates, trading days and the withdrawal from the specialist telecommunications supply activity in the United Kingdom in 2002/03, like-for-like sales grew by 0.9% and operating profit by 1.4%.

The performance in the second half was much stronger than in the first: like-for-like sales grew 2.2% in the second half but declined 0.4% in the first half; like-for-like the operating profit grew 11.3% in the second half versus a

9.4% decline in the first half.

The gross margin was 53.8%, up 1.1 percentage points on last year. In the first half, the increase against the first half of last year was 0.9 percentage points to 53.5% and, in the second half, the increase was 1.1 percentage points to 54.0%. The Group manages carefully all the elements of gross margin, including discounts and sales credits, rather than just selling prices and cost prices. We have continued to take action on some elements that increase the gross margin, but in other areas, where effective for sales growth, we have reduced margins. The gross margin increase this year was lower than in 2002/03 and, as we continue to invest in sales growth, we anticipate that overall gross margin increases will slow.

Sales and marketing costs were increased by £3.7m over last year, particularly in the UK and the US, as we continued to invest in growing the businesses.

Process costs were £77.8m or 10.2% of sales, compared to £74.6m and 10.0% respectively last year. Before the impact of projects, these costs are expected to flatten and then decline as a percentage of sales over time. The implementation of the EBS projects in Europe and Asia has resulted in increased cost and higher depreciation charges of £8.6m, an increase of £4.1m. After adjusting for these costs, activity withdrawal costs last year and higher pension contributions, Process costs declined to 9.0% of sales from 9.2%.

Reported operating margins (before amortisation of goodwill) increased to 14.3% from 13.7%, although the like-for-like increase was much smaller (from 14.2%). In overall terms, the increase in gross margin offset the selling, marketing and systems cost increases.

The interest charge of £1.4m was £0.2m higher than last year, mainly due to changes in interest rates. Consequently, profit before tax and goodwill was £106.9m, a reported increase of 5.9%, but like-for-like the increase was 1.1%. The tax rate of 29%, based on profit before tax and goodwill amortisation, was the same as last year.

In accordance with FRS10, the £214.8m (at acquisition exchange rates) of goodwill that arose on the acquisition of Allied is being written off over 20 years. Taken together with the amortisation of goodwill on another small prior year acquisition, the total goodwill amortisation in the year was £10.2m.

Profit before tax and after goodwill amortisation was £96.7m and the effective tax rate on this profit was 32.1%. After tax, the profit for the year amounted to £65.7m, up 9.0%. Earnings per share before goodwill amortisation increased 6.1% to 17.5p from 16.5p; after goodwill amortisation the increase was 8.6% to 15.1p.

With the recommended final dividend of 12.6p per share, dividends rose 7.1% to 18.2p.

Cash flow and balance sheet

Cash flow and balance sheet	2004	2003
Decrease in stocks	£1.0m	£2.7m
Increase in debtors	(£8.4m)	(£0.2m)
Increase in creditors	£10.9m	£9.9m
Working capital	£3.5m	£12.4m

Operating cash flow	£134.8m	£133.6m
Capital expenditure	(£22.8m)	(£31.3m)
Free cash flow	£83.0m	£68.2m
Net debt	(£34.5m)	(£46.9m)

Key statistics	2004	2003
Stock turn	2.7	2.6
Trade debtor days	52.8	49.4
Trade creditor days	43.9	38.7

Operating cash flow was £134.8m, up from £133.6m last year. Cash conversion remained high as operating cash flow was 124.5% of operating profit, before amortisation of goodwill (2002/03: 130.9%).

Working capital inflows amounted to £3.5m compared to £12.4m last year. The higher sales were largely supported by maintained stock levels, hence the increase in stock turn to 2.7x from 2.6x last year. Debtors increased by £8.4m and trade debtor days were 52.8, largely due to the acceleration of sales at the end of the year. The cash inflow from creditors was £10.9m and trade creditor days were 43.9, as a result of increased stock purchases required to support the higher demand at the end of the year. In 2004/05, there will be a build up of about £20m of additional stock to support the systems implementations and this will be retained for part of 2005/06.

Free cash flow increased by 21.7% to £83.0m mainly reflecting the lower capital expenditure.

Capital expenditure was £22.8m, significantly down from £31.3m last year and £47.2m the year before. Of this, £9.9m was on EBS projects, down from £12.5m last year. The Group has now passed the capital expenditure peaks of the new warehouses and the systems investments. Capital expenditure is expected to remain low in total for the foreseeable future. Capital expenditure as a multiple of depreciation has declined to 1.0 times from 1.6 times last year and 2.4 times the year before. During the year, a building was sold for its book value of £3.1m.

Interest and tax payments amounted to £32.6m. The tax payments were about £2m lower than expected due to tax payment deferrals late in the year which will reverse in 2004/05. The outflow on dividends was £75.4m, up from £70.6m last year. Exchange rate movements benefited net debt by £4.7m to give an overall decrease in net debt of £12.4m to £34.5m.

Gearing improved to 10.0% from 12.1% last year but interest cover (before amortisation of goodwill) declined to 77x from 85x due to the higher interest charge.

The weakening of the US Dollar during the year had a significant exchange rate impact on the balance sheet, particularly on goodwill. The overall translation impact on net assets was to reduce net assets by £29.2m (reduction of £10.8m in 2002/03).

Financial returns

Profit before tax and goodwill on net assets was 30.9%, up from 26.0% last year and the highest for five years. These returns remain substantially higher than the Group's cost of capital.

Pensions

The Group has defined benefit schemes in the UK (closed to new entrants in April 2003), Ireland (closed to new entrants) and Germany. Elsewhere, schemes are defined contribution.

SSAP 24 remains the accounting standard applied to pensions as described in Note 5 to the Preliminary Statement. The last triennial valuation of the UK defined benefit scheme was carried out as at 31 March 2001 and showed a surplus of £22.1m. The triennial valuation as at 31 March 2004 is under way. However, approximate funding updates are carried out each year. As at 31 March 2003, there was a deficit of £64.1m, though this is likely to have reduced since that date. The statutory minimum funding position of the scheme remains good with a Minimum Funding Ratio estimated at between 125% and 130% as at 31 March 2004 (2003: 120% to 125%). The cost of the UK defined benefit scheme in the year was £5.7m, up from £3.9m last year, reflecting an additional cost of £1.8m following a decision not to reflect the March 2001 surplus in the pension charge during the year. From 2004/05, we anticipate a further additional charge of ca £3m to recover the expected deficit over an appropriate period. The charge for all of the defined benefit schemes during the year was £6.1m (2003: £4.3m).

Note 5 also indicates the impact of Financial Reporting Standard 17 'Retirement Benefits' on the Group. FRS 17 was due to replace SSAP 24 in 2005 but we have not implemented it as we anticipate moving to IAS 19 in 2005/06. Under the FRS 17 rules, the defined benefit schemes showed a combined deficit of £34.6m (net of deferred tax) compared to a deficit of £30.1m at the end of last year. Under FRS 17, the charge to profits arising from these schemes would have been £10.4m (2003: £5.4m).

International Financial Reporting Standards

For the year ended 31 March 2006, the Group will report under International Financial Reporting Standards along with all EU listed companies. The Group is currently undertaking an implementation project to ensure that the full impact of the transition is understood. The International Standards are being reviewed and new Group accounting policies are in the process of being developed.

It is not appropriate to indicate the impact on either Group results or shareholders' funds as our detailed analysis is not yet complete. However, the most significant areas of change for the Group include accounting for defined benefit pension schemes, share options, dividends and goodwill.

SUMMARY

Sales and profit growth have been achieved despite trading conditions remaining difficult for much of the year. Our businesses in North America and Japan have grown particularly strongly and the UK has exited the year in growth. e-Commerce has been another area of notable success.

There have been further investments in sales and marketing and also in systems to further drive sales growth. Our systems projects are demanding and require careful risk management. Improvements in gross margin continued but these are now beginning to slow.

Our belief in the potential of the Group remains strong. Sales, profits and cash flows have all increased during the year and our net debt position was significantly better than at the end of last year.

OUTLOOK

The encouraging trends of the second half have continued since the year end, supported by the improved market confidence reflected by the Purchasing Managers Indices. Nevertheless continued caution remains appropriate.

We remain firmly committed to the successful execution of our strategy and generating the high returns for shareholders that will result.

Bob Lawson

Chairman

26 May 2004

Consolidated Profit and Loss Account

For the year ended 31 March 2004

	Note	2004 £m	2003 £m
Turnover	1	759.3	743.7
Cost of sales		(350.9)	(351.6)
Gross profit		408.4	392.1
Distribution and marketing expenses		(290.9)	(279.8)
Administration expenses			
- Before amortisation of goodwill		(9.2)	(10.2)
- Amortisation of goodwill		(10.2)	(11.3)
		(19.4)	(21.5)
Operating profit			
- Before amortisation of goodwill		108.3	102.1
- Amortisation of goodwill		(10.2)	(11.3)
	1	98.1	90.8
Net interest payable		(1.4)	(1.2)
Profit on ordinary activities before taxation		96.7	89.6
Profit before taxation and amortisation of goodwill		106.9	100.9
Taxation on profit on ordinary activities	2	(31.0)	(29.3)
Profit on ordinary activities after taxation	7	65.7	60.3
Dividend		(79.1)	(73.9)
Retained loss for the financial year		(13.4)	(13.6)
Earnings per share			
Basic	3		
- Before amortisation of goodwill		17.5p	16.5p

- After amortisation of goodwill		15.1p	13.9p
Dividend per share			
- Interim (paid)		5.6p	5.25p
- Final (proposed)	4	12.6p	11.75p
		18.2p	17.0p

Consolidated Statement of Total Recognised Gains and Losses

Profit for the financial year	65.7	60.3
Translation differences	(29.2)	(10.8)
Total recognised gains and losses relating to the year	36.5	49.5

All profits and losses are stated at historical cost.

The reconciliation of movements in shareholders' funds is in note 7.

Consolidated Balance Sheet

As at 31 March 2004

	Note	2004 £m	2003 £m
Fixed assets			
Intangible fixed assets		141.8	176.6
Tangible fixed assets	6	163.3	170.1
Investments		1.4	1.6
		306.5	348.3
Current assets			
Stocks		128.7	134.1
Debtors		151.6	146.8
Investments		65.4	23.8
Cash at bank and in hand		7.9	2.9
		353.6	307.6
Creditors: amounts falling due within one year		(210.0)	(204.6)
Net current assets		143.6	103.0
Total assets less current liabilities		450.1	451.3
Creditors: amounts falling due after more than one year		(92.8)	(54.0)
Provisions for liabilities and charges		(11.6)	(9.1)
		345.7	388.2
Capital and reserves			
Called-up share capital		43.5	43.5
Share premium account		38.4	38.3
Profit and loss account		263.8	306.4
Equity shareholders' funds	7	345.7	388.2

Consolidated Cash Flow Statement

For the year ended 31 March 2004

	Note	2004 £m	2003 £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		98.1	90.8
Amortisation of goodwill		10.2	11.3
Depreciation and other amortisation		23.0	19.1
Decrease in stocks		1.0	2.7
Increase in debtors		(8.4)	(0.2)
Increase in creditors		10.9	9.9
Net cash inflow from operating activities		134.8	133.6
CASH FLOW STATEMENT			
Net cash inflow from operating activities		134.8	133.6
Returns on investments and servicing of finance		(1.3)	(1.2)
Taxation		(31.3)	(31.5)
Capital expenditure and financial investment	9	(19.2)	(32.7)
Free cash flow		83.0	68.2
Equity dividends paid		(75.4)	(70.6)
Cash flow before use of liquid resources and financing		7.6	(2.4)
Management of liquid resources		(41.6)	(5.1)
Financing			
Shares		0.1	0.5
Loans		42.0	3.9
Increase/(decrease) in cash in the year		8.1	(3.1)
Reconciliation of net cash flow to movement in net debt			
Increase/(decrease) in cash		8.1	(3.1)
Management of liquid resources		41.6	5.1
Financing - loans		(42.0)	(3.9)
Change in net debt relating to cash flows		7.7	(1.9)
Translation differences		4.7	8.0
Decrease in net debt for the year		12.4	6.1
Net debt at the beginning of the year		(46.9)	(53.0)
Net debt at the end of the year	8	(34.5)	(46.9)

Notes to the Preliminary Statement

For the year ended 31 March 2004

1. Segmental analysis

a. By geographical destination	2004 £m	2003 £m
Turnover: United Kingdom	348.2	353.7
Rest of Europe	245.0	227.0
North America	102.2	103.2
Japan	14.4	11.3
Rest of World	49.5	48.5
	759.3	743.7

b. By geographical origin	2004 £m	2003 £m
Turnover: United Kingdom	361.0	366.9
Rest of Europe	241.1	224.3
North America	102.8	103.4
Japan	14.4	11.3
Rest of World	40.0	37.8
	759.3	743.7

	2004 £m	2003 £m
Operating profit: United Kingdom	117.8	119.1
Rest of Europe	51.0	44.1
North America	13.3	14.4
Japan	0.0	(3.3)
Rest of World	4.0	2.4
Contribution - before amortisation of goodwill	186.1	176.7
Groupwide process costs	(77.8)	(74.6)
Amortisation of goodwill - Allied (North America)	(10.0)	(11.1)
Amortisation of goodwill - RS Norway (Rest of Europe)	(0.2)	(0.2)
	98.1	90.8

c. By geographical location	2004 £m	2003 £m
Net assets: United Kingdom	207.6	219.9
Rest of Europe	68.9	70.4
North America	23.5	26.5
Japan	2.4	1.7
Rest of World	22.2	22.0
Net operating assets (excluding goodwill)	324.6	340.5
Net debt	(34.5)	(46.9)
Unallocated net assets	55.6	94.6
	345.7	388.2

More to follow, for following part double-click [nRN1Z0815Z]

REG-Electrocomponents Final Results - Part 2

RNS Number:0815Z
Electrocomponents
Part 2 : For preceding part double-click [nRNSZ0815Z]

2. Taxation on the profit of the Group

	2004 £m	2003 £m
United Kingdom taxation	23.6	21.8
Overseas taxation	7.4	7.5
Tax charge	31.0	29.3
Profit before tax and amortisation of goodwill	106.9	100.9
Effective tax rate	29.0%	29.0%

3. Earnings per share

	2004 £m	2003 £m
Profit on ordinary activities after tax	65.7	60.3
Amortisation of goodwill (excluding tax effect)	10.2	11.3
Profit on ordinary activities after tax and before amortisation of goodwill	75.9	71.6
Weighted average number of shares (million)	434.9	434.8
Basic earnings per share		
Before amortisation of goodwill	17.5p	16.5p
After amortisation of goodwill	15.1p	13.9p

4. 2004 final dividend

The timetable for the payment of the proposed final dividend is:

Ex-dividend date	23 June 2004
Record date	25 June 2004
Annual General Meeting	16 July 2004
Dividend payment date	23 July 2004

5. Pensions

The funding of the United Kingdom defined benefit Scheme is assessed in accordance with the advice of independent actuaries. The pension costs for the year ended 31 March 2004 amounted to £5.7m (2003: £3.9m) reflecting an additional cost of £1.8m following a decision not to reflect the March 2001 surplus in the pension charge during the year. In addition, the contributions paid by the Company to the defined contribution section of the Scheme in the year ended 31 March 2004 amounted to £0.2m.

The most recent valuation (carried out in 2001) adopted a market related

approach to funding using the projected unit credit method. The assumptions underlying the calculation of the liabilities were derived by reference to the gross redemption yield on long-term gilts in conjunction with a pre-retirement equity enhancement, consistent with market conditions at the time of the valuation.

The principal assumptions applied in the 2001 valuation were therefore as follows:-

	Past service	Future service
Investment return:		
Before retirement	6.25%	6.50%
After retirement	5.00%	5.25%
Rate of future earnings inflation	4.25%	4.25%
Rate of increase in pensions payment	2.50%	2.50%

At the date of the 2001 valuation, the market value of the assets of the scheme was £169.8m, and the actuarial valuation of the assets covered 115% of the benefits that had accrued to the members after allowing for expected future increases in earnings, giving a surplus of £22.1m. The excess assets above the value of the liabilities were being eliminated by means of a reduction in the level of employer contributions to the Scheme. The next valuation will be carried out as at 31 March 2004.

Less formal updates are carried out each year and as at 31 March 2003 a deficit of £64.1m was identified. It is expected however, that the forthcoming formal valuation will show that the position will have improved since that review. Under the statutory minimum funding requirement, the position of the Scheme remains good with the funding level being estimated at between 125% and 130% as at 31 March 2004.

In addition to the UK scheme outlined above there are certain pension benefits provided on a defined contribution basis in Australia and North America amounting to £0.7m (2003: £0.7m), on a defined benefit basis in Germany and Ireland amounting to £0.4m (2003: £0.4m), and via government schemes in France, Italy, Denmark and North Asia amounting to £1.8m (2003: £1.6m).

FRS 17 Disclosure

The disclosures required by FRS 17 in the third transitional year of adoption are set out below.

The Electrocomponents Group operates defined benefit schemes in the UK, Germany and the Republic of Ireland. The German scheme is unfunded, in line with local practice. The last actuarial valuation of the UK scheme was carried out as at 31 March 2001 and has been updated to 31 March 2004 by a qualified independent actuary in accordance with FRS 17. The last actuarial valuations of the German and Irish schemes were carried out as at 31 March 2004 by the respective independent scheme actuaries in accordance with the requirements of FRS 17.

The valuations of the Schemes as at 31 March were:

	2004	2003

	United Kingdom	Germany	Republic of Ireland	Total	United Kingdom	Germany	Republic of Ireland	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Equities	127.7	n/a	0.8	128.5	96.8	n/a	0.6	97.4
Corporate bonds	14.3	n/a	-	14.3	13.0	n/a	-	13.0
Government bonds	25.7	n/a	0.2	25.9	23.1	n/a	0.2	23.3
Cash	3.7	n/a	-	3.7	1.6	n/a	-	1.6
Other	-	n/a	0.1	0.1	-	n/a	0.3	0.3
Total market value of assets	171.4	-	1.1	172.5	134.5	-	1.1	135.6
Present value of scheme liabilities	(217.6)	(3.6)	(1.2)	(222.4)	(174.7)	(3.0)	(1.3)	(179.0)
Deficit in the scheme	(46.2)	(3.6)	(0.1)	(49.9)	(40.2)	(3.0)	(0.2)	(43.4)
Related deferred tax asset	13.9	1.4	-	15.3	12.1	1.2	-	13.3
Net pension liability	(32.3)	(2.2)	(0.1)	(34.6)	(28.1)	(1.8)	(0.2)	(30.1)

The deficit of £2.2m in the German scheme is financed through existing book reserves established within the German accounts.

If the above pension liability was recognised in the financial statements, the Group's net assets and profit and loss reserve as at 31 March would be as follows:

	2004 Profit and loss reserve	Net assets	2003 Profit and loss reserve	Net assets
	£m	£m	£m	£m
As stated excluding pension liability and SSAP 24 balances	266.6	348.5	306.4	388.2
Net pension liability	(34.6)	(34.6)	(30.1)	(30.1)
Including net pension liability	232.0	313.9	276.3	358.1

For the year ended 31 March 2004:

The amounts charged to the profit and loss account under FRS 17 would have been £10.4m in total, of which £8.5m would have been in operating profit and £1.9m within other finance expenses.

The actuarial loss recognised in the Group Statement of Recognised Gains and Losses would have been £1.3m.

6. Tangible fixed assets

	Land and buildings £m	Plant and machinery £m	Computer Systems £m	Total £m
At 1 April 2003	100.2	96.3	97.6	294.1
Additions	0.2	5.4	17.2	22.8
Disposals	(4.8)	(3.0)	(7.1)	(14.9)
Translation differences	(1.5)	(1.3)	(1.6)	(4.4)
At 31 March 2004	94.1	97.4	106.1	297.6
Depreciation				
At 1 April 2003	19.6	61.9	42.5	124.0
Charged in the year	2.0	8.3	12.8	23.1
Disposals	(1.7)	(2.5)	(6.4)	(10.6)
Translation differences	(0.3)	(0.9)	(1.0)	(2.2)
At 31 March 2004	19.6	66.8	47.9	134.3
Net book value				
At 31 March 2004	74.5	30.6	58.2	163.3
At 31 March 2003	80.6	34.4	55.1	170.1

7. Reconciliation of movements in shareholders' funds

	2004 £m	2003 £m
Profit for the year	65.7	60.3
Dividend	(79.1)	(73.9)
Loss for the year	(13.4)	(13.6)
Translation differences	(29.2)	(10.8)
New share capital subscribed	0.1	0.5
Net reduction to equity	(42.5)	(23.9)
Equity shareholders' funds at the beginning of the year	388.2	412.1
Equity shareholders' funds at the end of the year	345.7	388.2

8. Net debt at the end of the year comprises:

	2004 £m	2003 £m
Current asset investments	65.4	23.8
Cash at bank and in hand	7.9	2.9
Overdrafts	(0.7)	(0.3)
Loans due within one year	(24.2)	(29.0)
Loans due after more than one year	(82.9)	(44.3)
	(34.5)	(46.9)

9. Gross cash flows

	2004	2003

	£m	£m
Capital expenditure and financial investment		
Purchase of intangible fixed assets	(0.3)	-
Purchase of tangible fixed assets*	(23.2)	(34.3)
Sales of tangible fixed assets	4.2	0.9
Receipt of capital grants	0.1	0.7
Net cash outflow for capital expenditure and financial investment	(19.2)	(32.7)

* Including capital accruals the purchase of fixed assets figure would be £22.8m (2003: £31.3m)

10. Principal exchange rates

	2004		2003	
	Average	Closing	Average	Closing
United States Dollar	1.70	1.85	1.54	1.58
Euro	1.44	1.50	1.56	1.45
Japanese Yen	192	193	188	187

11. Basis of preparation

The financial information has been prepared under the historical cost convention and in accordance with applicable accounting standards, using the accounting policies set out in the Annual Report for the year ended 31 March 2004.

The financial information set out above does not constitute the Group's statutory accounts for the years ended 31 March 2004 or 2003 but is derived from those accounts. Statutory accounts for 2003 have been delivered to the Registrar of Companies, and those for 2004 will be delivered following the Company's Annual General Meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under section 237 (2) or 237(3) of the Companies Act 1985.

Copies of the Annual Report and Accounts for the year ended 31 March 2004 will be available from 10 June 2004 from the Company Secretary, Electrocomponents plc, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United Kingdom. Telephone +44 (0)1865 204000. The Report will also be published on the Corporate website at www.electrocomponents.com.

The Annual General Meeting will be held at Electrocomponents plc, International Management Centre, 5000 Oxford Business Park South, Oxford OX4 2BH, United Kingdom on 16 July 2004 at 12 noon.